UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C-AR
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐Form C: Offering Statement

☐Form C-U: Progress Update

☐Form C/A: Amendment to Offering Statement

☐Check box if Amendment is material and investors must reconfirm within five business days.

☑Form C-AR: Annual Report

☐Form C-AR/A: Amendment to Annual Report

☐Form C-TR: Termination of Reporting

Name of issuer
Kansas City Breweries Company

Legal status of issuer
Form
LLC

Jurisdiction of Incorporation/Organization
State of Kansas

Date of organization
October 28 2016

Physical address of issuer
1609 North Crystal Drive Kansas City Missouri 64126

Website of issuer
http://kansascitybreweriescompany.com

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$23,847.00	$66,993.00
Cash & Cash Equivalents	$7,435.00	$3,156.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$33,018.00	$111,988.00
Long-term Debt	$5,289.00	$0.00
Revenues/Sales	$2,400.00	$150,569.00
Cost of Goods Sold	$13,117.00	$126,960.00
Taxes Paid	$0.00	$0.00
Net Income	<$14,070.00>	<$60,501.00>

April 30, 2019

FORM C-AR
Kansas City Breweries Company LLC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Kansas City Breweries Company LLC., a Kansas Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://kansascitybreweriescompany.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Kansas City Breweries Company LLC. (the "Company" or "Kansas City Breweries") is a Kansas Company, formed October 28, 2016. The Company warehouse & production location is 1609 North Crystal Drive Kansas City Missouri 64126. The Company's website is http://kansascitybreweriescompany.com. The information available on or through our website is not a part of this Form C-AR.

The Business

From Domestic American Beers to Organic Craft Sodas, Ciders, Juices, Water and Sports Drinks Kansas City Breweries develops private label and trademarks for the canning & bottling of alcohol and non-alcohol beverages serving the local, regional and national markets for Retailers, Institutions, Hospitality, and Sports related venues. The Company beverages are produced under exclusive licensing agreements with co-packers to support economies of scale and rapid revenue growth. Going forward the Company intends to increase profits from revenues by cutting the cost of co-packing by bringing Kansas City Breweries and Beverage Complex online utilizing investments, sales revenues and financing for site construction and operational overhead. The Company operates in the central US with geographic, logistical and economic incentives over any other existing or future North America beverage production competitors.

RISK FACTORS
Risks Related to the Company's Business and Industry

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. While our company generated $250,000 in sales during our proof of concept period, future growth may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest may be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. There is no guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product customers. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials used in our growing process.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of beverages, major packaging components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, which meet required specifications and perform to our requirements and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services are highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, the industry or we may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on President Bricker, and Consultant Samuel Lipari who oversee operations in the Company. The Company intends to enter into employment agreements or consultant agreements with future company personnel although there can be no assurance that it will do so or that future personnel will continue to be employed by the Company for any particular period of time. The loss of President Bricker, and Independent Consultant Samuel Lipari or any future member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on President Bricker, and Independent Consultant Samuel Lipari in order to conduct its operations and execute its business plan, however, the Company has not purchased any key man insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Ms. Bricker or Samuel Lipari die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Our financial statements have been reviewed and are not audited.

Therefore, you only have reviewed financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.
Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability even though we have minimized risk with our diversified approach to the market:
•The introduction of competitive products;
•Changes in the social effects of beverage or alcohol production;
•Changes in consumer perception regarding the healthfulness of our productions;
•The level and effectiveness of our sales and marketing efforts;
•Any unfavorable publicity regarding our brand productions;
•Litigation or threats of litigation with respect to trademark or brand infringement;
•The price of our production relative to other competing producers;
•Price increases resulting from rising commodity or production costs;
•Any changes in government policies and practices related to production, labeling and markets;
•Regulatory developments affecting the manufacturing, labeling, marketing or use of the products produced;
•New science or research that disputes the healthfulness of our productions; and
Adverse developments with respect to the sale of our production products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser of the Securities are encouraged to carefully analyze the risks and merits of an investment and should take into consideration when making such analysis, among other, the risk factors discussed above.

BUSINESS

Description of the Business

Currently Kansas City Breweries produces "AN AMERICAN BEER" for the "Loud & Proud®" sports fan in all of us and is preparing to bring Craft Sodas on-line for customers who prefer non-alcoholic beverages. Kansas City Breweries is a single source facilitator bringing brands to market without the monumental tasks and expense of building your own labels, navigating the endless regulations or building in-house production facilities! As an intellectual property developer and beverage manufacturer the Company provides substantial benefits and profits over multinational brands. Kansas City Breweries is your go to guy's when you need proof of concept development; start up capacity, or additional production for an existing brand.

From Domestic American Beers to Organic Craft Sodas, Ciders, Juices, Water and Sports Drinks Kansas City Breweries develops private label and trademarks for the canning & bottling of alcohol and non-alcohol beverages serving the local, regional and national markets for Retailers, Institutions, Hospitality, and Sports related venues. The Company beverages are produced under exclusive licensing agreements with co-packers to support economies of scale and rapid revenue growth. Going forward the Company intends to increase profits from revenues by cutting the cost of co-packing by bringing Kansas City Breweries and Beverage Complex online utilizing investments, sales revenues and financing for site construction and operational overhead. The Company operates in the central US with geographic, logistical and economic incentives over any other existing or future North America beverage production competitors.

Business Plan

As an intellectual property developer and beverage manufacturer the Company provides substantial benefits and profits over multinational brands. Private label and trademark owners, distributors and retail customers support local and regional brand affinity by providing customers with recognizable brand value, which produces long-term revenues for the Company. Sales and Marketing assistance is provided thru channel partners, private label and trademark owners, shareholders, social media, sporting sponsorships, podcasts and community events to ensure brands are easily recognized in their respective local and regional markets. With only two trademark agreements from creators in Kansas City and Seattle, channel partners and sales teams have already offered access to several thousand retail locations with revenue projections to exceed $50 million over the next 5-7 years. All sales and investment revenues are allocated for intellectual property development, packaging, production and management in support of rapid growth and expansion.

The Company has secured LOI's (Letters of Intent) from its site owners (land), engineering firms (construction management), equipment providers (beverage production) and channel partners (sales & marketing). The Company competitive advantage is geographical, logistical and economical with its own Intermodal Rail Spur serving East, West and North, South American markets. In addition, our central location provides 48-hour tractor-trailer delivery anywhere in North America. With equity funding, land and equipment security for financing combined with federal, state and city economic development tax abatements and payroll incentives over the next 10 years, the Company is well positioned to fulfill the needs for many intellectual property owners and add much needed beverage production capacity for North and South America markets.

History of the Business

When Kansas City Breweries launched the first proof of concept production under its first exclusive licensing agreement and sold $250,000 (it could have sold 10x that with additional capital) in 12 months out selling Bud, Miller and Coors in several locations recognized as locally owned brands KC Lite™ a 4.2% alcohol beer; KC Lager™ a 5% alcohol; and KC Malt™ a 6.2% alcohol strong beer or Malt Liquor. These KC Brands were produced under licensing agreements with local trademark owners in Kansas City. In addition to KC Brands, the Company now has licensing agreements for its second trademark owner Tacoma Washington based 12Brands LLC, registered owners of the nationally recognized sports trademark Loud & Proud® now under agreement with Kansas City Breweries for the production of Sea Lite™ a 4.2% alcohol beer; Sea Lager™ a 5% alcohol beer; and Sea Malt™ a 6.2% alcohol strong beer or malt liquor. The Company developed these trademark labels for 12Brands and the Seattle Washington beverage market.

Competition

The American Beer Brewing industry can be segmented into two groups: the large or "macro" breweries and craft breweries. The Brewer's Association defines an American Craft Brewery as small, independent, and traditional with 6 million barrels of beer or less of annual production. According to rules of alternating production, a brewer is someone who produces beer. Productions of flavored malt beverages are not considered beer regarding this definition. To be independent means to be less than 25% owned or controlled by a non-craft brewer of alcoholic beverages. Being a traditional brewer means to have at least 50% by volume in either all malt beers or in beers which use adjuncts to enhance rather than lighten flavor. The concept under this definition is that the hallmark of craft brewing is innovation. Interpreting historic styles with unique twists or developing brand new styles.

Kansas City Breweries is designed to be a new kind of competitor able to utilize the opening of traditional beer markets for small brewers and new private label entrants while producing the same great tasting Light and Lager beers of the macro breweries that the vast majority of customers at every income level and occupation are seeking, but with a national, regional and local identity customers are seeking to demonstrate their affinity for their communities and social venues.

The craft brewery products that Kansas City Breweries will be competing with are often seasonal and not planned or designed for larger markets. The multitude of brands small and large craft breweries distribute have the effect of diluting brand recognition and acceptance, or to confuse the small market segment of buyers willing to experiment in their beer purchases.

This behavior of even the largest craft brewers like Sam Adams and Boulevard Brewing is consistent with their nature and identity as craft brewers. People involved in true craft brewing have the goal of introducing unusual flavors to beer drinkers and are not necessarily driven by a need to be profitable. A central part of the culture of craft brewers is a rejection of light beers and it is an unwritten unifying force behind people going to work in the craft brewing industry in addition to a calling to change the American market's taste for crisp lager style beers that are the main products of large breweries and communities.

Americans have always consumed and sought out crisp lager style beers in the greatest quantities of any alcoholic beverage. When Miller introduced a lighter, less flavorful beer that emphasized lower calories nationally in 1975, light style beers became the beers American beer drinkers' purchase most. Miller Lite's early production totals of 12.8 million barrels quickly increased to 24.2 million barrels by 1977 as Miller rose to 2nd place in the American brewing marketplace. Other brewers responded, especially Anheuser-Busch with its heavily advertised Bud Light in 1982, which eventually overtook Miller Lite in 1994. In 1992 Miller Lite beer became the largest domestic beer in America.

Despite being organized around not providing American beer drinkers with the products most heavily demanded by the market, there are some characteristics of successful craft brewers that Kansas City Breweries will seek to emulate. One is the universal goal to achieve the highest levels of quality which craft brewers take a step further in the form of delivering value in the form of the finest ingredients for their beverages by utilizing the experience and knowledge of master brewers in the selection and utilization of these ingredients at their optimum time. A second is the culture typical in the craft beer industry to be highly involved in the local community through philanthropy, product donations, volunteerism, and sponsoring of events. Kansas City Breweries will vigorously participate in the communities of the metropolitan regions, exercising these cultural values of craft brewers, recognizing that the Company's greatest asset is the affinity of people in those metropolitan markets, its quality of life, its values, its sporting accomplishments, and its cultural attractions.

The craft beer industry composed chiefly of small brewers, has proven that over the last 20 years, it can grow. It has lasted through several recessions and still appears strong today. While a great benefit of the industry today is that there is always a new beer to try, this won't always be the case. At some point, customers will put their flag of allegiance in the ground and drink a certain beer more consistently. This will start to weed out certain breweries and create an unassailable advantage for the larger regional breweries. This is the market space Kansas City Breweries will fill.

What makes competition is where a brewery is located. Certain cities have welcomed the small American business of craft beers and created incentives. The Federal Government lowered the per barrel excise tax for breweries producing under 60,000 barrels per year from $18 per barrel to $7 in 2005 which has also helped craft beer flourish. There is by no means saturation though, especially in Kansas City and many other national markets.

After Boulevard Brewery Company's purchase by Belgium investors for a purported One Hundred Million Dollars, and with knowledge and anticipation of Kansas City Breweries looming entry into the market, Boulevard Brewery Company changed the name of its commercial lager style beer Mulebach Pilsner that was named after the now defunct George Muehlebach Brewing Company to "KC Pils." A mysterious phone caller inquired whether Kansas City Breweries owned the intellectual property of the earlier Muehlebach Brewing Company when Kansas City Breweries renewed the Missouri parent corporation Kansas City Breweries and the regional beer companies and brands held under the earlier corporation.

Kansas City Breweries will not be challenged by other brewery in light beer and Boulevard Brewing Company's lager beer "KC Pils" which is packaged in trade dress to resemble Kansas City Breweries KC Lager™, and is not distributed for profit and instead sales are used only to fund regional charities as a small philanthropic resource marketed principally through volunteer word of mouth.

Kansas City Breweries main competition will be wholesale beer distributors utilizing television advertising dominated marketing plans to maintain demand for the large or macro breweries' traditional brands of light and lager beers. It is the advertising marketing plans of television, radio & podcasting that drives Kansas City Breweries private label and trademark production services because customers recognize loyalty and value in the brands they choose.

Supply Chain and Customer Base
Kansas City Breweries customers are consumers over legal drinking age who enjoy a cold crisp brew at the end of the day or during social and sporting event. Many of the Company customers will be made up of race fans, sports fans, hunting and fishing fans, trade union members, and business managers who constitute the largest portion of the domestic macro beer market. The Company prides itself on its brand diversity, competitive price, and our high standards for quality beverages. The Company customer strategies are assisted through trademark owners, company shareholders, several channel partners, social networks and partnerships with motorsports, community sponsorship, sporting venues and podcasts to ensure our productions are recognized in their targeted regions and markets.

The Company has the best market advantage utilizing independent distributors because these distributors do not have decades long relationships with a particular large or macro brewery and are not part of large or multistate distribution combine. The Company uses its market power of trademark owners, company shareholders, several channel partners and social networks to open distribution in new States either through the expansion of independent distributors or through distributors in new states that already serve retail or point of sale services. This competitive advantage provides the Company greater margins with lower prices because the Company is not paying the added cost for distribution and our lessened brands are not lost in a large portfolio of competing products.

Intellectual Property
The Company is under licensing agreements with registered trademark owners of intellectual property.

Governmental/Regulatory Approval and Compliance
Kansas City Breweries has obtained the required State Brewery License and Certification of Label/Bottle Approval from the US Department of the Alcohol and Tobacco Tax and Trade Bureau for KC Lite™ KC Lager™ and KC Malt™. Kansas City Breweries will obtain additional licenses when necessary for regulatory requirements for it's licensing agreements with registered trademark owners.

Litigation

We are not aware of any litigation filed or threatened against the Company at this time. In May of 2018 Kansas City Breweries responded to a letter from Major League Baseball, Major League Ball Properties and The Kansas City Royals Baseball Franchise with a Cease and Desist letter.

Locations

The Company's principal address is 1609 North Crystal Avenue Kansas City Missouri 64126. The Company has a satellite office addresses at 1300 SW Granite Creek Drive Blue Springs, Missouri 64015. The Company conducts business World Wide.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

Ms. Bricker is one of the original investor in Kansas City Breweries Company, LLC when it was spun off after reviving the original Kansas City Breweries Company Inc. Ms. Bricker has also worked for Hallmark Cards, Inc. for more than 40 years. Ms. Bricker has served many positions at Hallmark and is currently a Senior Systems Strategist. While Ms. Bricker continues her career at Hallmark she utilizes third party consultants, advisors, industry experts and channel partners to assist with investment, development and growth of the company's products and revenues.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Ms. Bricker CEO, October 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Ms Bricker utilizes her system and retail execution expertise from Hallmark Cards Inc. developing and maintaining strong business relationships, leverage strategic vision and problem solving while demonstrating an understanding of organizational strategies in support of corporate objectives.

Consultant

Samuel Lipari assists Kansas City Breweries as an IT business development consultant with more than 30 years experience developing capital, management teams and cost efficient strategies for complex procurement systems in healthcare many consider the gold standard for integrated supply chain management. Prior to Mr. Lipari's healthcare contributions he assisted family owned businesses in Automotive, Grocery, Liquor, and Mass-Merchandising industries where he developed a personal interest in Kansas City Breweries because the Lipari sir name owned several grocery and liquor stores throughout the Kansas City area. Mr. Lipari's family was loyal "Red Coaters" for the Kansas City Chiefs NFL Football franchise and on occasion traveled with the team and owners Lamar and Clark Hunt. Another member of the Lipari family worked for Inter-City beverage delivering 1,000 cases of Pabst Blue Ribbon Beer per day during peak beer season and later did the same for Coors when NFL Hall of Fame quarterback Joe Montana bought out Inter-City beverage.

Officers

The officers of the Company are listed below along with all positions held at the Company and their principal occupation responsibilities for the past three (3) years and qualifications.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Ms. Bricker Head of Operations: Kansas City Breweries Company LLC. October 2016 - Present

Hallmark Cards Inc. June 1978 - Present

February 2014 – Present **Senior Logistic Planner – Gold Crown**
- Maintained the Gold Crown Shipping Calendar for all AOS, Season, Dealer Service and System programs
- Managed the setup and execution of AOS ship groups, terms of sale exceptions
- Utilize "Set and Flow" techniques throughout the year but particularly during Q4. Provide timely arrival of Hallmark products in Gold Crown stores. Ensure stores receive product shipments close to set dates to improve product management and back room organization
- Investigate and work to resolve issues in transportation, ordering, distribution for GC
- Liaison between the distribution centers and the GC customer Development Team
- Lead physical ship tests for Season Counter and system revisions. Lead physical and/or paper ship tests for AOS programs

May 2005 to January 2014 **SeniorSystemStrategist–3DProduct**
- Lead the integration of systems with Business and Customer strategies and execute systems strategy and tactical direction for Everyday 3D product programs for all channels
- Support retail installation ship test to ensure retail execution expectations are met
- Maintain the account level masterchart integrity to ensure accurate product placement and replenishment occurs
- Balance requests of Customer Development and the Business Units to achieve the business goals of Hallmark and the retailers
- Foster cross functional collaboration and appropriate communication to achieve an optimal solution
- Demonstrate flexibility in addressing unexpected challenges and be creative in developing solutions
- Leverage system knowledge and expertise to educate partners on choices and consequences of various options
- Frequent change in program strategy requiring strong prioritization skills to allow due dates to be met while honoring program changes
- Communicate the ramifications of particular strategies in a way that enlightens those involved without discounting their suggestions
- Supervise data base maintenance required to operate the Everyday System including flex codes, subbing, cross referencing, and phase codes
- Research post shipment issues at an account level and provide resolution for issues

August 2002 to April 2005 **Operations Specialist II, Continuous Improvement**
- Implemented a document management site for OMS to house procedures and processes. Established and communicated business need for the tool and resulting process improvement. Conducted training on how to unitize the site
- Lead collaboration meetings with OMS order writing teams to identify and propose modifications to the Access based order writing tool called the Chain Profile Database. Positive results included reduced build time for adding new programs and improved maintenance
- Process managed the conversion from Prophet Plus floorplans to JDA floorplans by determining work process and development of training materials, group overviews, and Train the Trainer sessions

August 2001 to July 2002 **Operations Specialist II, Mass Channel Program Representation**
- Provide system program representation for Mass Channel
- Presented order writing staff with program overview and solicited for productive feedback to ensure quality and integrity of programs through the verification of information
- Effectively provided verbal and written support to Field Sales organization with consistent practices of trouble shooting, decision-making and offering firm business recommendations.

May 1996 to July 2001 **Manager – OMS**
- Managed three different OMS teams over the five year period
- Identified process changes and enhancements needed to SMOT to support smooth transition of moving Installation Coordinator functions from the field to in-house position resulting in headcount reduction
- Partnered with Sales Operations to address territory alignments and quality expectations
- Established quality program to evaluate Order Specialist customer service skills and effectiveness
- Managed the classification layout process for all tailored card lines, Gift Wrap, and Packaged Goods for all brands

June 1978 to May 1996 **System Matic Order Systems**
- Lead the development, testing and implementation of the initial Hallmark Mass order writing process and order writing checklist. Facilitated training sessions to field Trainers.
- Developed the OMS Call-In program. Developed procedures and facilitated training sessions
- Facilitated informational overviews for field sales on how to correctly place system orders

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Kansas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company utilizes co-packing agreements for the production and delivery of the Company products and production.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	349,216
Voting Rights	Each share of common stock is entitled to one vote for the election of directors and other matters upon which the stockholders of the Company are entitled to vote.
Anti-Dilution Rights	No anti-dilution, put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Type of security	Convertible Notes
Amount outstanding	400,000
Voting Rights	The Convertible Notes differ from the common stock as follows: Owners of the common stock have the right to vote, while owners of Convertible Notes do not. If the Company is sold, owners of Convertible Notes have the right to be paid before owners of the common stock. If the value of the Company grows to more than $10,000,000, owners of the Convertible Notes will, in effect, have purchased their Convertible Notes at a discount.
Anti-Dilution Rights	No anti-dilution, put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Other securities issued by the Company could affect the Convertible Notes, as follows: The Company could issue securities in the future that have a preferred right to payment, i.e., the owners of those securities would have the right to be paid before the owners of the Convertible Notes. The Company could issue securities in the future that have a higher discount rate for converting into equity

16

	securities, or a lower maximum value for the Company. If your Convertible Note is converted into equity securities, you could find yourself "diluted" by a later issue of securities, as described in the Risks of Investing section.

Type of security	Incentive Stock Options
Amount Outstanding	4,000,000
Voting Rights	Incentive Stock Options differ from Common Stock and Convertible Notes: Owners of Incentive Stock Options have no right to vote, no right to convert until incentive pledges are verified and accepted (consideration) by the Company.
Anti-Dilution Rights	No anti-dilution, put or call rights.
How this Security may limit, dilute or qualify pursuant to Regulation CF	Other securities issued by the Company could affect the Incentive Stock Options, as follows: The Incentive Stock Options differ from the Common Stock and Convertible Notes in that holders of Incentive Stock Options have no right to vote, and no right to convert to Common Stock unless verifiable Consideration is made and accepted by the Company.

As of December 31, 2018, we issued the following securities pursuant to Regulation Crowdfunding (1):

Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
$43,652.00	**Production Capital**	**May 1, 2018**	**Regulation CF**

(1) The Company's securities offering under Regulation Crowd funding was completed on July 19, 2018 on a registered funding portal.

The Company 2018 financials reflect winding down the Company proof of concept period for KC Brand™ until sufficient funds are raised to facilitate updated label production of KC Brand™ and our newly acquired trademark Sea Brand™ "LOUD & PROUD"® For The Fan in All of Us!

Ownership
Ms. Bricker is the 98% owner of the 40,000,000 Shares of Kansas City Breweries Common Stock: Crowdfunding ended July 2018 with the sale of 349,216 Common Shares or 1% and a convertible note for 400,000 Common Shares exists for a 1% ownership. Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount.

Name	Percentage Owned
Ms. Bricker	**98%**

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
<$14,070.00>	$0.00	$0.00

Operations
The Company intends to reach profitability of operations in the first 12 months of operations by: Raising the necessary production capital needed; Increasing sales revenue thru channel partners by bringing on new customers; Increasing States licensing for additional distribution with channel partners. Please review the section entitled "Risk Factors" above.

Liquidity and Capital Resources
In 2019 the Company intends to launch its second securities offering pursuant to Regulation CF, which is expected to provide $500,000 of capital overall. The company had $250,000 in sales revenue during its proof of concept campaign April 2016 - April 2017. The Company does not currently have any additional sources of outside capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations
The Company intends to make capital expenditures for inventory production in the near future and build revenues to support financing and construction of Kansas City Breweries Beverage Complex. The Company has several opportunities to rapidly build sales thru channel partner acquisitions of large retail customers, hospitality services and sports related venues for which the Company may raise additional capital to support production capacity, and/or use a combination of cash on hand plus financing.

Material Changes and Other Information

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer
Any securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.



TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted no transactions with related persons:

Bad Actor Disclosure

None

Terri Bricker, President

____

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Terri Bricker
Terri Bricker
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Terri Bricker
Terri Bricker
CEO
April 30, 2019

EXHIBITS

Exhibit A Financial Statements

I, Terri Bricker, the President & CEO of Kansas City Breweries Company LLC., hereby certify that the financial statements of Kansas City Breweries Company LLC. and notes thereto for the periods ending December 2018 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2019.
CEO April 30, 2019

Terri Bricker, President

April 30, 2019 (Date)

KANSAS CITY BREWERIES COMPANY, LLC
FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

TOGETHER WITH

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

KANSAS CITY BREWERIES COMPANY, LLC

TABLE OF CONTENTS

TB & Co.

TROUTT, BEEMAN & CO., P.C.   **CERTIFIED PUBLIC ACCOUNTANTS**

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Owner
  Kansas City Breweries Company, LLC
Blue Springs, Missouri

We have reviewed the accompanying financial statements of Kansas City Breweries Company, LLC which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, except for the issues noted in the Known Departure From Accounting Principles Generally Accepted in the United States of America paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1212 LOCUST   13470 S ARAPAHO, SUITE 190
PO BOX 160   PO BOX 4078
HARRISONVILLE, MO 64701   1   OLATHE, KS 66063
PHONE: 816-380-5500   PHONE: 913-764-1922
FAX: 816-380-2580   FAX:913-764-8062

WWW.TBCO.NET

Known Departure From Accounting Principles Generally Accepted in the United States of America

As disclosed in various notes to these financial statements, accounting principles generally accepted in the United States of America require that fixed assets be recorded at cost; long-term debt be segregated from current liabilities and the appropriate terms and maturities be disclosed; ending cash balance in the statement of cash flows must agree with ending cash balance in the balance sheet; and current liabilities must agree to underlying records. Management has informed us that the effects of these departures from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows have not been determined with respect to the financial statements as of and for the year ended December 31, 2017.

Troutt, Beeman & Co., P.C.

Harrisonville, Missouri
April 30, 2019

KANSAS CITY BREWERIES COMPANY, LLC

BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

<u>ASSETS</u>

	2018	2017
CURRENT ASSETS:		
Cash	$ 7,435	$ 3,156
Production deposits	10,000	35,000
Inventories	720	13,837
Total current assets	18,155	51,993
PROPERTY AND EQUIPMENT	5,692	15,000
	$ 23,847	$ 66,993

<u>MEMBER'S EQUITY</u>

	2018	2017
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 3,000	$ 27,258
Accounts payable	-	17,230
Accrued liabilities	20,018	51,500
Customer deposits	10,000	10,000
Accrued interest	-	6,000
Total current liabilities	33,018	111,988
LONG-TERM LIABILITIES,		
Notes payable	5,289	13,000
MEMBER'S EQUITY:		
Member's equity (deficit)	$ (14,460)	$ (57,995)
	(14,460)	(57,995)
	$ 23,847	$ 66,993

KANSAS CITY BREWERIES COMPANY, LLC

STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
SALES	$ 2,400	$ 150,569
COST OF SALES	13,117	126,960
Gross profit (loss)	(10,717)	23,609
GENERAL AND ADMINISTRATIVE EXPENSES:		
Crowdfunding	1,198	-
Advertising	7,009	16,644
Professional fees	-	920
Fuel	1,013	-
Office supplies	1,126	936
Fees	-	1,226
Miscellaneous	-	1,288
Entertainment	-	1,750
Depreciation	1,875	-
Bank charges	-	588
Rent	4,350	4,350
Travel	-	4,800
Show and convention	1,706	-
Auto	-	15,087
Bad debts	-	36,521
	18,277	84,110
Loss from operations	(28,994)	(60,501)
OTHER INCOME (EXPENSE):		
Miscellaneous income	17,512	-
Interest expense	(2,588)	-
	14,924	-
Net loss	$ (14,070)	$ (60,501)

KANSAS CITY BREWERIES COMPANY, LLC

STATEMENTS OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
BALANCE, January 1	$ (57,995)	$ 2,506
Member contributions	43,254	-
Crowdfunding contributions	41,033	-
Member withdrawals	(26,682)	-
Net loss	(14,070)	(60,501)
Balance, December 31	$ (14,460)	(57,995)

KANSAS CITY BREWERIES COMPANY, LLC

STATEMENTS OF CASH FLOW
DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (14,070)	$ (60,501)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	1,875	-
Bad debt	-	36,521
(Increase) decrease in current assets:		
Production deposits	25,000	(25,000)
Prepaid expenses	-	60
Inventories	13,117	442
Increase (decrease) in current liabilities:		
Accounts payable	(17,230)	23,230
Customer deposit		10,000
Accrued liabilities	(31,482)	36,500
Accrued interest	(6,000)	-
Total adjustments	(14,720)	81,753
Net cash provided (used) by operating activities	(28,790)	21,252
CASH FLOWS FROM INVESTING ACTIVITIES,		
Purchase of fixed assets	-	(10,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members	(21,507)	(53,354)
Contributions from members and crowdfunding	86,545	-
Net proceeds (payments) from note payable	(31,969)	40,258
	33,069	(13,096)
	4,279	(1,844)
CASH, January 1	3,156	5,000
CASH, December 31	$ 7,435	$ 3,156

See accompanying notes and independent accountant's review report.

6

KANSAS CITY BREWERIES COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Activity: The Company was formed in October 2016 and develops private label and trademarks for the canning and bottling of alcohol and non-alcohol beverages serving the local, regional and national markets for retailers, institutions, hospitality, and sports related venues.

Revenue Recognition: The Company recognizes revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605, *Revenue Recognition*. Revenue is recognized when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed or determinable and the collectability is reasonably assured.

Revenues are primarily generated from the sales of private labels.

The Company devoted significant time and resources to procure the rights to produce brands that the Company believes will be able to duplicate the regional affinity and enthusiasm for its beer products in the additional market region of Seattle, Washington. While this has expanded the core value proposition for future investors and future consumers of these additional products, that value will not be included in reports on the Company's financial statements until revenues result from any additional products.

Property and Equipment: Property and equipment are depreciated over their estimated useful lives generally on the straight-line method for financial statement purposes.

Income Tax Expense: The Company is a limited liability company treated as a single member LLC for federal and state income tax purposes. The LLC passes on all income and expenses to its individual owner. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the LLC member is liable for individual income taxes on the Company's taxable income. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no tax positions which must be considered for disclosure.

The federal income tax returns of the Company for 2016, 2017, and 2018 are subject to examination by the IRS.

Cash: The Company considers any investment instrument purchased with a maturity of three months or less to be cash equivalents.

KANSAS CITY BREWERIES COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

    Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant of these estimates are prepaid expenses and depreciation.

    Advertising: The Company expenses advertising costs as they are incurred. Advertising costs for the year ended December 31, 2018 were $7,009.

2. PROPERTY AND EQUIPMENT:

    At December 31, 2018, property and equipment consisted of the following:

Transportation equipment	$	14,301
Less accumulated depreciation		8,609
	$	5,692

    Depreciation expense for the year ended December 31, 2018, was $1,875.

3. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

    During the year ended December 31, 2018, the Corporation paid cash for interest of $8,000.

4.   LONG-TERM DEBT:

Long-term debt consisted of the following:

Note payable, payable in monthly installments of $281, including interest at 5.99%, final payment due August 4, 2021, collateralized by a vehicle	$	8,289
Less current maturities		3,000
	$	5,289

Maturities of long-term debt are as follows:

Year Ending December 31		
2019	$	3,000
2020		3,138
2021		2,151
	$	8,289

5.   OPERATING LEASE:

The Company leases the building under a month-to-month operating lease agreement. Lease expense totaled $4,350 during 2018.

6.   SUBSEQUENT EVENTS:

Management has evaluated subsequent events through April 30, 2019, the date on which the financial statements were available to be issued.



1609 N Crystal Avenue Kansas City Missouri 64126

April 30, 2019

Troutt, Beeman & Co., P.C.
PO Box 160
Harrisonville, Missouri

Gentlemen:

We are providing this letter in connection with your review of the financial statements of Kansas City Breweries Company, LLC, which comprise the balance sheets as of December 31, 2018, and the related statement of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements, for the purpose of obtaining limited assurance that there are no material modifications that should be made to the financial statements in order for the statements to be in conformity with accounting principles generally accepted in the United States of America.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person using the information would be changed or influenced by the omission or misstatement.

We represent, to the best of our knowledge and belief as of April 30, 2019, the following representations made to you during your review.

Financial Statements

1. We acknowledge our responsibility and have fulfilled our responsibilities for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America.
2. We acknowledge our responsibility and have fulfilled our responsibilities for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
3. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
4. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.
5. Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of accounting principles

generally accepted in the United States of America.

6. Guarantees, whether written or oral, under which the company is contingently liable have been properly accounted for and disclosed in accordance with the requirements of accounting principles generally accepted in the United States of America.

7. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with FASB *Accounting Standards Codification* (ASC) 275, *Risks and Uncertainties*, have been properly accounted for and disclosed in accordance with the requirements of accounting principles generally accepted in the United States of America.

8. All events subsequent to the date of the financial statements and for which accounting principles generally accepted in the United States of America. requires adjustment or disclosure have been adjusted or disclosed.

9. The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A summary of such items is attached.

10. The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with accounting principles generally accepted in the United States of America.

Information Provided

11. We have responded fully and truthfully to all inquiries made to us by you during your review.

12. We have provided you with:
   a. Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documents, and other matters;
   b. Minutes of meetings of stockholders, directors, and committees of directors or summaries of actions of recent meetings for which minutes have not yet been prepared;
   c. Additional information that you have requested from us for the purpose of the review; and
   d. Unrestricted access to persons within the entity from whom you determined it necessary to obtain review evidence.

13. All transactions have been recorded in the accounting records and are reflected in the financial statements.

14. We have no knowledge of fraud or suspected fraud that affects the entity and involves:
    a. Management;
    b. Employees who have significant roles in internal control; or
    c. Others when the fraud could have a material effect on the financial statements.

15. We have no knowledge allegations of fraud, or suspected fraud, affecting the entity's financial statements as a whole communicated by employees, former employees, analysts, regulators, or others.

16. We have no plans or intentions that may materially affect the carrying amounts or classification of assets and liabilities.

17. We have disclosed to you all known instances of noncompliance or suspected noncompliance with laws or regulations whose effects should be considered when preparing financial statements.

18. We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing the financial statements and we

have not consulted legal counsel concerning litigation or claims.

19. We have disclosed to you any other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450, *Contingencies*.
20. We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.
21. No material losses exist (such as from obsolete inventory or purchase or sale commitments) that have not been properly accrued or disclosed in the financial statements.
22. The company has satisfactory title to all owned assets, and no liens or encumbrances on such assets exist, nor has any asset been pledged as collateral, except as disclosed to you and reported in the financial statements.
23. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
24. We are in agreement with the adjusting entries that you have recommended, and they have been posted to the company's accounts.

Terri Bricker, President

_____
Terri Bricker, Owner

_____ _____
Samuel Lipari, Consultant